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                                                                    EXHIBIT 2.02

CADENCE TO MERGE WITH CCT TO CREATE ADVANCED TECHNOLOGY
PORTFOLIO FOR CHIP AND BOARD DESIGN

October 28, 1996, 7:30 AM EST
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COMBINATION ACCELERATES BREAKTHROUGH SYSTEM-ON-A-CHIP AND HIGH-SPEED PCB DESIGN
SOLUTIONS

SAN JOSE, Calif., Oct. 28PRNewswire/ -- Cadence Design Systems, Inc. (NYSE: CDN) today announced a definitive agreement to merge with Cooper & Chyan Technology, Inc. (Nasdaq-NNM: CCTI) (CCT) to create the industry's most robust suite of technology for designers of complex integrated circuits (ICs) and high-speed printed circuit boards (PCBs). The merger addresses one of the most critical aspects of next-generation electronic product design: how the elements contained on sophisticated high-speed silicon chips and boards are designed and connected together.

The combination of the two companies' complementary technology and expertise will deliver immediate and substantial innovations for a new era of IC and PCB design. By joining their strengths, the merger will accelerate the development of advanced solutions for critical areas such as the creation of building blocks for "system-on-a-chip" design, the assembly of these blocks on high speed chips, and the design of those complex chips into high-performance PCBs.

"CCT has established itself as the leader in a critical technology for PCB design, and is now applying that experience to IC design so that true system-on-a-chip functionality can be achieved," said Joe Costello, president and CEO of Cadence. "This merger will allow more designers to immediately take advantage for the CCT technology, and will significantly improve the methodology for next-generation design."

     Next-generation PCB design

Both companies provide high-performance and complementary tools for the design of PCBs found in products such as computer systems, telecommunications devices, and consumer electronics. Their tools are currently used together by mutual customers to address the requirements of high-speed board design. CCT's strength has traditionally been in routing the circuitry required to connect the wide variety of devices on a board. It recently expanded its PCB design capabilities through its acquisition of UniCAD Inc. Cadence offers a comprehensive suite of capabilities for the planning, layout and analysis (signal integrity, crosstalk, thermal) of PCBs and MCMs.

By combining their respective expertise, the merger will allow the development of even more advance methodologies to address critical issues for boards operating at clock rates of 100 MhZ or more.
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     Leveraging system design expertise for deep submicron IC design

CCT has been applying its technology in PCB routing to chip design, offering new capabilities across all design styles and levels of the IC design hierarchy.
The company's core competency in shape-based constraint-driven routing is being utilized for advanced chip design with its IC Craftsman (TM) product. Cadence has a proven track record of success in IC design, with its place-and-route and physical verification tools widely used throughout the industry. The combination of Cadence and CCT technology provides a complete solution for assembling and integrating the building blocks required to produce these leading-edge "system chips."

Thanks to improvements in silicon manufacturing capabilities that allow the incorporation of an increasingly large array of functionality onto a single chip, IC designers are now looking to move to a similar approach as PCB designers. This system-on-a-chip design approach is analogous to the method used in PCB design, where numerous pre-selected elements can be assembled and connected together on a single substrate. However, new IC design tools and methodologies are required to realize the potential of these advanced silicon processes.

"CCT's understanding of the routing aspect of a block-based design approach for both PCBs and ICs, combined with Cadence's expertise in silicon design, results in the kind of technology solution that is absolutely critical for the next generation of chips and boards," said Jack Harding, president and CEO of CCT. "Our companies' combined expertise in system-level design issues and how they can be applied to both silicon and board design will result in immediate benefits to a wide spectrum of designers."

interconnect problem. In June, CCT was subcontracted by Synopsys, Inc. to build the routing portion of the Chip Hierarchical Design System for Sematech as part of a team effort with Synopsys and IBM to solve the challenge of designing chips utilizing deep submicron geometries.

     Complements HLDS merger

The Cadence/CCT agreement complements Cadence's recently-announced agreement to acquire High Level Design Systems (HLDS) to enhance the company's solution for the design of ICs manufactured using deep submicron (.35 micron and below) process geometries. The Cadence and HLDS solutions already leverage the advanced routing capabilities from CCT, and the merger will accelerate an even more advanced methodology based on the two companies' strengths.

"The combination of Cadence, HLDS and CCT represents the new direction EDA has to move both technically and business-wise to meet customers' needs," said Bob Weiderhold, chief operating officer at HLDS. "Cadence's commitment to hot technology and maintaining a philosophy of openness is the required strategy for assembling a viable approach for deep submicron design."

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     Merger details

Under the terms of the merger agreement, each outstanding share of CCT will be exchanged for .85 share of Cadence. The merger is expected to be accounted for as a pooling of interests and is subject to regulatory and CCT shareholder approval. Based on CCT's 12.9 million shares outstanding on September 30, 1996, Cadence will issue approximately 11.0 million shares in the merger.

Cadence Design Systems, Inc. provides comprehensive services and technology for the product development requirements of the world's leading electronics companies. Cadence is the largest supplier of software tools and professional services used to accelerate and manage the design of semiconductors, computer systems, networking and telecommunications equipment, consumer electronics, and a variety of other electronic-based products. With more than 3,000 employees and annual sales in excess of a half-billion dollars, Cadence has sales offices and research facilities around the world. The company is headquartered in San Jose, Calif. and traded on the New York Stock Exchange under the symbol CDN. More information about the company and its products and services may be ortained from the World Wide Web at http://www.cadence.com.
                           ----------------------

CCT is a leader in fast interconnection software for PCBs, MCMs, and ICs. Its SPECCTRA(TM) family of products is the industry-standard place and route solution for today's demanding PCB and MCM fast-circuit layouts. CCT's IC Craftsman(TM) tools suite is a constraint-driven Shape Based(TM) place and route solution for custom and structured custom ICs, and is providing the opportunity for significant productivity improvement to layout engineers. CCT, founded in 1989, is headquartered in Cupertino, California, and has operations in North America, Europe, and Japan. For more company information, visit CCT's Web site at http://www.cctech.com or UniCAD's Web site at http://www.unicad.com. SOURCE
   ---------------------                         ---------------------
Cadence Design Systems

(C) PR Newswire.  All rights reserved.

ADDITIONAL SOURCES OF INFORMATION
SEC Filings - From EDGAR Online
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Tell me More - From Infoseek
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